                           [THOMAS & BETTS LETTERHEAD]

                       2000 RESULTS CONFERENCE CALL SCRIPT
                             FRIDAY, MARCH 30, 2001
                         10:00 AM CENTRAL STANDARD TIME

PATRICIA A. BERGERON
VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

         Good morning and welcome to Thomas & Betts earnings conference call. I am Tricia Bergeron, vice president of investor and corporate relations. Kevin Dunnigan, our chairman and chief executive officer, and John Murphy, senior vice president and chief financial officer are with me today.

         As you know, we released a significant amount of data yesterday including results for the quarter and year ended December 31, 2000 and restated financial statements for the years 1996 through 1999, the quarters of 1999 and the first two quarters of 2000. We realize that this is a lot of information to absorb. We'll use our time together today to try to provide some perspective on this information while updating you on our progress in areas.

         I want to remind everyone that our prepared and informal comments today may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts quarterly and annual filings with the Securities and Exchange Commission.

         I also want to remind listeners that, due to the extensive amount of detail required to more completely describe the circumstances that led to restatement of financials and greatly impacted the results reported yesterday, we want to emphasize that interested parties should read its 2000 Annual Report on Form 10-K filed yesterday with the Securities and Exchange Commission. Investors should also read our prior press releases and SEC disclosures, particularly since the second quarter of 2000, when we first announced that its financials would be restated.

         This call is being webcast and can be accessed at our corporate website www.tnb.com. It is also being recorded and will be available for replay through next Friday, April 6. The replay number is (973) 341-3080. The PIN number to access the replay is 2512495.

         Kevin Dunnigan will begin our formal comments today, followed by John Murphy. We'll then open the phone lines and take your questions.

T. KEVIN DUNNIGAN
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Good morning.

         Our results and restated financials released yesterday clearly indicate that the past year has been a difficult and distressing one for Thomas & Betts. If you've got any question about that, just take a few minutes to peruse the 100 page Form 10-K filed last night.

         But as the saying goes, "that's water under the bridge." We feel very positive about what we've accomplished and have a great degree of optimism and confidence about the future.

         Our press release includes highlights of the key actions we have taken. The list is long, but not exhaustive. In my opinion, this information is more important to understanding our story than the financials. That's why I'd like to take a few minutes to put some of these initiatives in perspective for you.

         It's very difficult for an outsider to appreciate the amount of work involved in fixing this company. We operate in a very complex industry, with thousands of processes, products, and customers. There are no quick fixes for the issues we've faced. It basically just takes a lot of persistence to unravel the root cause and elbow grease to clean the mess up.

         In a nutshell, we have spent the past several months completely overhauling the way the company does business.

         We've changed the strategies and tactics we use to take our products to market; the way we structure our business; the underlying practices in virtually every area of the company; and, nearly all of the senior management team.

         We've made great progress in many areas and firmly believe that we have turned the corner and established a base to restore profitability.

         In other words, we are back in control of our destiny. We know what needs to be done and we're doing it. And we are very focused and disciplined in achieving the goals we set for ourselves.

         Walk the halls of Thomas & Betts today and you will leave with a very different feeling than you would have 12 months ago. There is a renewed spirit of confidence and competitiveness within T&B today.

         Just this week, a senior level product manager with over 25 years experience in the electrical industry, rejoined T&B to lead and revitalize the product management function in the electrical division. I emphasize the word "rejoined". It's always a good sign when former employees want to come back for you.

         So what did we do that puts us in this position?

         First, we have improved customer service at all levels. We eliminated the matrix management system and now operate under a greatly simplified divisional structure. Instead of tying ourselves in knots trying to allocate every dollar spent back to one of a thousand cost centers, we now spend our time and energy managing the fundamentals of our businesses.

         A market-driven divisional structure isn't cutting edge, but it is tried and true. It's also all about ownership and accountability.

         We've also significantly changed how we run our largest business - electrical products sold through distribution. We've changed its top management and restructured its organization. We've stopped the deep discounting and pricing insanity that characterized our marketing strategy for the past few years. And we've restructured and reduced our sales force and revised the methodology we use to determine their compensation.

         We are also redirecting our R&D team to focus on new product development instead of cost cutting. And we're increasing their budget to help ensure their success. Re-establishing the value in the slogan "T&B Engineered" is a key competitive strategy.

         From a corporate perspective, we moved dynamically forward in key areas.

         Two of the most significant "big picture" problems facing the company a year ago were accounts receivable and inventory control. They are also two areas where we have made visible progress and are on track to show continued improvement going forward.

         Several months ago, we had a very large and aged backlog in accounts receivable (over 100 days in the third quarter of 2000). There were many reasons for the backlog but, fundamentally, it was symptom of complex pricing systems and a lack of effective leadership in our collections processes.

         At first we thought we could put this problem to bed relatively quickly by using an army of clerks to make collection calls.

         We were wrong. We greatly underestimated the magnitude, and complexity, of the problem. Resolving the thousands of outstanding customer payment deductions and credits required an army of skilled professionals knowledgeable in industry procedures and sensitive to the subtleties of working with long-term and highly valued customers. It also required considerable senior management time.

         But we rolled our shirtsleeves up and dug to get to the root cause of the problem in order to fix it once and for all.

         A second key area where we have made notable progress is inventory management and control.

         Under John's leadership, we have examined virtually every aspect of how we manage inventory and have revised our policies and procedures in order to bring our practices back in line with world-class standards. We approached fixing the deficiencies in our inventory processes and procedures very methodologically and expect to be rewarded for our diligence for some time to come. John Murphy will have more to say on both inventory and accounts receivable later in the call.

         Another big project we've got underway is a comprehensive analysis of our revenue cycle - how we interact internally and with our customers at all stages of the relationship. This will be a multi-pronged program that will look at our pricing, quotations, order entry, ship-from-stock-and-debit, returned goods and claims processing functions and the links between them.

         We have already taken important first steps in simplifying our pricing policies and strategies. Having a pricing structure that is easy to understand, is effectively executed, and seamlessly supported by our internal processes is fundamental to improving our margins, our cash flow, and our customer relations.

         We got a good start in gaining real control over pricing when we restricted the authority of our field sales team to offer price concessions on a per-product, per-customer basis. Product management is again firmly in control of pricing and we expect to see more strategic pricing tactics down the road. It is worth commenting that, in the interim, we took an across-the-board price increase in January and, although there was resistance, we've had good(?) success in making it stick.

         Also effective in January, we revised and simplified our Signature Service and volume incentive discount program. Strategically, we want to use these types of programs to pull the right products through distribution at the right price. Growing our bottom line - not just the sales line -- is our ultimate goal.

         Lastly, I'll comment on our expenses, which remain high in too many areas.

         To date, we have taken several steps to create the infrastructure and cost structure we need to succeed in a highly competitive marketplace. We've approached this task with the goal of ensuring that each decision - whether to eliminate a sales region, reduce staff, close a facility, or divest or exit a product line - strengthens our long-term competitive position. At the same time, we recognize the importance of acting quickly.

         Freight and distribution costs continue to run at a higher than ideal rate.

         To attack these costs, we are now consolidating customer shipments in several key regions - a strategy that better meets our customer need while reducing our shipping and handling costs. We are also consolidating warehouses and eliminating our use of third-party warehouses. We saw improvements in freight expense in the fourth quarter over the third quarter and expect this trend to continue in successive quarters.

         We are also taking a long hard look at our manufacturing facilities and consolidating lines where appropriate. This has allowed us to close a small number of facilities thus far. We will continue to look for, and leverage, these opportunities as appropriate.

         SG&A is another key area being scrutinized. Our long-term target is SG&A less than 20 percent of sales and, as I've said before, I know from experience that this is an achievable goal.

         To close, I want to comment on the outlook.

         The issues we are addressing in this transitional period reach deep into the core of our company and affect nearly every aspect of our business. But fixing them does not require bold, new untried strategies. It requires competent, dedicated leadership, supported by a talented team, and focused on meeting the market's needs. We've got all of this -- and more -- at Thomas & Betts today.

         While we are not yet prepared to give guidance for the future quarters, I want to repeat what I said in our release: we fully expect to continue to demonstrate quarter-over-quarter improvements in many, if not all, of the key performance metrics. Despite a softening economy, we have very good momentum and are well on our way to being back. We have four things that we are dedicated to improving: the strength of our balance sheet; fixing our P&L statement; generating cash from operations; and reducing the number of shares outstanding.

         Thank you for your continued support. I will now turn the call over to John Murphy.

JOHN P. MURPHY
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

         Overall the year 2000 was an extraordinarily challenging and traumatic one for Thomas & Betts.

         Multiple issues needed to be addressed, many of which Kevin has spoken about and are covered in the press release or the 10K. These issues extended to almost every facet of our business from the strategic to organizational to business practices, to processes and control and to employee morale.

         These have been - or in many cases continue to be - addressed. However, the point is, they are being dealt with.

         Having faced up to the many challenges which beset the company, we believe that we have made enormous progress in moving the company to a significantly improved level of performance and control.

         In the areas of accounting and control, we have simplified our management and reporting structure, which will facilitate improved accountability and visibility. And we have eliminated most of the internal financial allocations which caused serious confusion previously.

         We have strengthened our accounting and finance group, although this is a process we are not finished with, and further improvements will be made throughout the rest of this year.

         I would, of course, emphasize that while considerable progress has been made, we still have lots of work to do to get to the levels we believe we can and should be performing at. However, overall I feel encouraged by the real broad-based progress which we have made, and I believe that we have turned the corner.

         Thomas & Betts has made great strides towards getting back in control both internally and in the marketplace.

We feel especially good about the progress we have made with working capital.

         After I joined the company a year ago, it soon became apparent that working capital management and performance were seriously deficient.

         Accounts receivable had a huge outstanding backlog of both unpaid invoices and payment deductions, which largely represented customer disputes. The aging of the receivables was not good and ongoing problems were escalating. In addition, existing resources were clearly not up to the task.

         We undertook a thorough review to analyze and understand the issues, and this resulted in our hiring an outside nationally recognized firm assist in overcoming these problems.

         After several months, we believe that the receivables situation has now been stabilized and we have made solid progress toward eliminating many of the underlying problems.

         Customer payment deductions have decreased and many of the old past due outstanding issues have been tackled and dealt with.

         We believe that the underlying quality of our receivables ledger has improved, and we are now moving toward a situation where we expect to be able to deal with future receivables issues from a position of strength. Which will represent a transformation from where the company has been in recent years.

         Probably the best measure of accounts receivables performance is Days Sales Outstanding, and here we have shown steady improvement. Our DSOs have improved in each quarter since Q2 of last year when we initially addressed the problem; and between Q3 and Q4 of 2000 the improvement in DSO was a strong 20 percent.

         We are aiming to continue to achieve further improvements in accounts receivable performance through out 2001.

         The other working capital component - enormously important for a manufacturing company - is inventory, and as we reported previously the company has control problems in this area. During the second quarter of 2000, we put together a highly qualified team to fix this matter. I am now pleased to report that we have made excellent progress toward eliminating control problems, and we believe we are well on our way to putting these issues behind us.

         Getting to this point was important because it enables us to now seriously begin the process of managing our inventory to achieve improved performance levels.

         We expect that the achievement of our working capital goals will be greatly assisted by the fact that the 2001 incentive program includes a significant portion devoted to working capital improvement.

         To summarize, I believe we are successfully tackling the important issues. We still have a long way to go before we'll likely attain the strong performance levels - especially income statement - which we believe the company is capable of delivering.

         However, we feel confident about our progress and believe we have turned the corner.